UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

CALETHOS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

91678P203

(CUSIP Number)

Michael Campbell

11753 Willard Avenue

Tustin, CA 92782

Telephone: (714) 855-8100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 30, 2019

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	name of reporting person i.r.s. identification no. of above person (entities only) Michael Campbell
2	check the appropriate box if a member of a group* (A) [X] (B) [ ]
3	sec use only
4	source of funds* AF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6	citizenship or place of organization United States

number of shares beneficially owned by each reporting person with	7	sole voting power 440,256 shares
	8	shared voting power 8,513,943 shares
	9	sole dispositive power 440,256 shares
	10	shared dispositive power 8,513,943 shares

11	aggregate amount beneficially owned by each reporting person 8,954,199 shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 53.83%
14	type of reporting person* IN

1	name of reporting person i.r.s. identification no. of above person (entities only) M1 Advisors LLC 30-1108509
2	check the appropriate box if a member of a group* (A) [X] (B) [ ]
3	sec use only
4	source of funds* AF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6	citizenship or place of organization Delaware

number of shares beneficially owned by each reporting person with	7	sole voting power 0 shares
	8	shared voting power 8,513,943 shares
	9	sole dispositive power 0 shares
	10	shared dispositive power 8,513,943 shares

11	aggregate amount beneficially owned by each reporting person 8,513,943 shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 51.18%
14	type of reporting person* PN

The Following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein:

ITEM 1.	SECURITY AND ISSUER.

Item 1 is hereby amended as follows:

This statement relates to shares of Common Stock, $0.001 par value per share (the “Common Stock”), of CalEthos, Inc., a Nevada corporation (the “Issuer”), formerly known as Realsource Residential, Inc. The principal executive offices of the Issuer are located at 11753 Willard Avenue, Tustin, CA 92782. This statement is being filed jointly by M1 Advisors LLC, a Delaware limited liability company (“M1 Advisors”), and Michael Campbell, the managing member of M1 Advisors and an officer and director of the Issuer. The filers of this statement are collectively referred to herein as the “Group.” Reference is made to that certain joint filing agreement of the members of the Group attached as an exhibit to the Schedule 13D filed by the undersigned.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended to add the following:

On December 21, 2018, all of the Series A Preferred Stock was automatically converted into shares of Common Stock on a one-for-one basis on the business day immediately following effectiveness of an amendment to the Issuer’s articles of incorporation to increase the number of shares of Common Stock that the Issuer is authorized to issue to 100,000,000 shares. On March 25, 2019, M1 Advisors sold an aggregate of 806,471 shares of common stock to 8 investors at a price of $0.695 per share. At such time, there was 8,954,199 shares of Common Stock owned by Michael Campbell and M1 Advisors, which represented approximately 53.83% of the issued and outstanding shares of capital stock of the Issuer on a fully-diluted basis.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended as follows:

Pursuant to Rule 13d-3(a), at the close of business on April 30, 2019, the Issuer had 16,634,951 shares of Common Stock and 0 shares of Series A Preferred Stock issued and outstanding. The members of the Group beneficially own an aggregate of 8,954,199 shares of Common Stock.

(A)	M1 Advisors
	(a)	Aggregate number of shares beneficially owned: 8,513,943
Percentage: 51.18%

	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or to direct vote: 8,513,943
3. Sole power to dispose or to direct disposition: 0
4. Shared power to dispose or to direct disposition: 8,513,943

	(c)	M1 Advisors has not effected any transactions in Common Stock or Preferred Stock of the Issuer during the past 60 days, except as described in this Schedule 13D.

(B)	Michael Campbell
	(a)	Aggregate number of shares beneficially owned: 8,954,199
Percentage: 53.83%

	(b)	1. Sole power to vote or direct vote: 440,256
2. Shared power to vote or to direct vote: 8,513,943
3. Sole power to dispose or to direct disposition: 440,256
4. Shared power to dispose or to direct disposition: 8,513,943

	(c)	Mr. Campbell has not effected any transactions in Common Stock or Preferred Stock of the Issuer during the past 60 days, except as described in this Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED: June 6, 2019

/s/ Michael Campbell
Michael Campbell

M1 ADVISORS LLC

	By:	/s/ Michael Campbell
Michael Campbell, managing member